UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                              COMPUTONE CORPORATION

                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   20562D-20-8
                                 (CUSIP Number)

                                Richard A. Hansen
                             259 Radnor-Chester Road
                                Radnor, PA 19087
                                 (610) 254-8890
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 27, 1995
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                ------------------------------
CUSIP No.  20562D-20-8                      Page    2    of    68    Pages
         ----------------                         -----      -----
----------------------------                ------------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard A. Hansen
            S.S. No. ###-##-####
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                 PF

----------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                N/A
               -----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                      1,721,263 shares
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                 --------------------------------------------------------
                      8          SHARED VOTING POWER

                                      0 shares
                 --------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                      1,721,263 shares
                 --------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                      0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,721,263 shares
----------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                    / /



 The total in Row (11) excludes 4,167 shares owned by the spouse of Mr. Hansen. Mr. Hansen disclaims beneficial ownership of such 4,167 shares.
----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 27.7%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 IN
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                ------------------------------
CUSIP No. 20562D-20-8                       Page    3    of    68    Pages
        ----------------                         ------      -----
----------------------------                ------------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Frank J. Campbell
            S.S. No. ###-##-####
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                N/A

----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      / /
                N/A
               -----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States


------------------------------------------------------------------------
                     7          SOLE VOTING POWER

                                     6,001 shares
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                 --------------------------------------------------------------
                      8          SHARED VOTING POWER

                                     0 shares
                 --------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                     6,001 shares
                 --------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                     0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 6,001 shares
----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 N/A

----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .001%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 IN
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                ------------------------------
CUSIP No.  20562D-20-8                      Page    4    of    68    Pages
        ----------------                          -----      -----
----------------------------                ------------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Pennsylvania Merchant Group Ltd
            I.R.S. I.D. No. 23-2427412
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                 N/A
----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /
                 N/A
                -----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                        112,095 shares
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                 --------------------------------------------------------------
                      8          SHARED VOTING POWER

                                        0 shares
                 --------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                        112,095 shares
                 --------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                        0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   112,095 shares
----------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                    / /



     The 112,095 shares reported in Row (11) excludes, pursuant to Rule 13d-1(b)(1), shares of the Issuer held by the Reporting Person, which is a registered broker-dealer, in the conduct of its activities as a market-maker in the Common Stock of the Issuer. Such position does not exceed 5% of the outstanding Common Stock of the Issuer.
----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8%
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 BD
----------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                ------------------------------
CUSIP No. 20562D-20-8                       Page   5    of    68    Pages
        ----------------                         -----      -----
----------------------------                ------------------------------

----------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            PMG Investors, Inc.
            I.R.S. I.D. No. 23-2429760
----------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                  N/A
            (a)  ______
            (b)  ______

----------------------------------------------------------------------
 3          SEC USE ONLY


----------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                N/A

----------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /
                N/A
               -----

----------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Pennsylvania


------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                      0 shares
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH


                 --------------------------------------------------------------
                      8          SHARED VOTING POWER

                                       0 shares
                 --------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                      0 shares
                 --------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       0 shares

----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 N/A
----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 N/A
----------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 N/A
----------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 CO
----------------------------------------------------------------------

                          Background of This Amendment


         On March 15, 1991, Pennsylvania Merchant Group Ltd, a Delaware corporation that is a registered broker-dealer ("PMG"), PMG Investors, Inc., a Pennsylvania corporation ("PMGI"), Richard A. Hansen, an individual, Frank J. Campbell, an individual and Robert F. Irwin, IV, an individual (referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons") filed a statement on Schedule 13D (the "Original Filing") to report the purchase by PMG Investors, Inc. (the "Purchaser") of a Note (the "Note") of Computone Corporation (the "Issuer") due August 31, 1992 in the aggregate principal amount of $2,148,000, the principal of which Note was currently convertible at an initial conversion price of $.50 per share into the Common Stock, $.01 par value (the "Common Stock") of the Issuer which was at that time named World-Wide Technology Inc. and an immediately exercisable warrant (the "Warrant") to purchase 215,000 shares of the Issuer's Common Stock. The Purchaser purchased the Note and the Warrant pursuant to a Note and Warrant Purchase Agreement (the "Purchase Agreement"), a copy of which was filed as Exhibit A to the Original Filing. As a result of the Purchaser's acquisition of the Note and the Warrant pursuant to the Purchase Agreement, the Purchaser and each of the other Reporting Persons have acquired beneficial ownership of more than 5% of the Issuer's outstanding Common Stock.

         The Original Filing was amended by an Amendment No. 1 which was filed on May 1, 1991 to amend the information provided in the Original Filing with respect to Richard A. Hansen's beneficial ownership of shares of Common Stock of the Issuer.

         Amendment No. 2 to the Original Filing was filed on June 17, 1991 (i) to amend information provided in the Original Filing with respect to Frank J. Campbell's beneficial ownership of shares of Common Stock of the Issuer, (ii) to report the acquisition by the Purchaser of additional beneficial ownership of shares of Common Stock of the Issuer and (iii) to report that PMG had begun to make a market in the Issuer's Common Stock.

         Amendment No. 3 to the Original Filing was filed on December 23, 1991 to report, among the other matters disclosed in Item 4 of the Amendment No. 3, the acquisition by the Purchaser of shares of the Issuer's Common Stock pursuant to (i) the exchange of a promissory note of the Issuer for Common Stock of the Issuer and (ii) the conversion of a convertible note of the Issuer into Common Stock of the Issuer.

         This Amendment No. 4 to Schedule 13D is being filed to report that (i) PMGI has ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer and (ii) to reflect certain changes in the beneficial ownership of the Common Stock of the Issuer by Richard A. Hansen, Frank J. Campbell and PMG. Because this Amend-ment No. 4 to Schedule 13D constitutes the first Schedule 13D filing by the Reporting Persons since the Issuer became subject to the EDGAR filing requirements, this Amendment No. 4 to Schedule 13D amends and restates in its entirety the prior Schedule 13D filings by the Reporting Persons pursuant to Rule 101(a)(2)(ii) of Regulation S-T.

         The information provided in the Original Filing and each amendment thereto with respect to each Reporting Person and its partners, directors, executive officers and controlling persons, if any, has been provided solely by that Reporting Person, and no Reporting Person is responsible for the accuracy and completeness of the information included herein about any Reporting Person other than itself and its partners, directors, executive officers and controlling persons.


Item 1.           Security and Issuer.


         This Statement relates to the Common Stock of the Issuer, a Delaware corporation. The principal executive office of the Issuer is located at Suite 150, 1100 Northmeadow Parkway, Roswell, Georgia 30076.


Item 2.           Identity and Background.


         On March 5, 1991, for a purchase price of $2,150,000, the Issuer sold, issued and delivered to the Purchaser: (i) the Note due August 31, 1992 in the aggregate principal amount of $2,148,000, the principal amount of which Note was convertible by the Purchaser into Common Stock of the Issuer at an initial conversion price of $.50 per share and (ii) the Warrant to purchase 215,000 shares of Common Stock of the Issuer in a transaction intended to be exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof. The purchases by the Purchaser were made pursuant to the Purchase Agreement between the Issuer and the Purchaser, a copy of which was filed as Exhibit A to the Original Filing.

         As a result of the Purchaser's acquisition of the Note and Warrant pursuant to the Purchase Agreement, the Purchaser and each of the other Reporting Persons have acquired beneficial ownership of more than 5% of the Issuer's outstanding Common Stock and consequently were required to file a statement under Section 13(d)(1) of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations of the Securities and Exchange Commission thereunder.

         Exhibit B to the Original Filing sets forth the name of each Reporting Person and the information required by Item 2 of Schedule 13D about the identity and background of that Reporting Person and its partners, directors, executive officers and controlling persons, if any, supplied by such Reporting Person.

         Neither the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of such Reporting Person's officers, directors, partners and controlling persons identified in Exhibit B has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Reporting Persons and the officers, directors, partners and controlling persons of such Reporting Persons are United States citizens, except as otherwise indicated.


Item 3.           Source and Amounts of Funds or Other Consideration.


                  The Original Filing reported that the funds used by the Purchaser to purchase the Note and the Warrant were made available by Metallgesellschaft Corp. ("MG"), an investor in PMG, the parent corporation of the Purchaser.

                  Amendment No. 1 to the Original Filing reported that Richard
A. Hansen's wife purchased 25,000 shares of Common Stock on February 6, 1991 for a purchase price of $.40 per share. The funds used to make this purchase were Mr. Hansen's wife's personal funds. Amendment No. 1 to the Original Filing also reported that Mr. Hansen purchased 50,000 shares of Common Stock on January 24, 1991 for a purchase price of $.38 per share. The funds used to make this purchase were Mr. Hansen's personal funds.

                  Amendment No. 2 to the Original Filing reported that as additional consideration for certain advances made by the Purchaser to the Issuer under the terms of a loan agreement between the Purchaser and the Issuer, the Issuer issued warrants to the Purchaser to purchase a total of 100,000 shares of Common Stock of the Issuer at a purchase price of $.75 per share (the "Commitment Warrants"), and will issue to each of the Purchaser's designees warrants to purchase 25,000 shares of Common Stock of the Issuer at a purchase price of $.75 per share.

                  Amendment No. 3 to the Original Filing reported that the funds that the Purchaser used (i) to purchase the Note and the Warrant described in subsection D(A) of Item 4 hereof, (ii) to make certain of the advances described in subsection D(B) of Item 4 hereof and
(iii) to purchase the Supplier Note described in subsection B of Item
4 hereof, were provided to the Purchaser by MG, an investor in PMG, the parent corporation of the Purchaser, pursuant to a Term Note
Agreement dated as of March 5, 1991 between PMG and MG, a copy of which was filed as Exhibit F to Amendment No. 3. The advances of funds from MG to the Purchaser for the purposes described above are collectively referred to herein as the "Loan".

                  As collateral security for the Loan, the Purchaser agreed to pledge to MG (i) the 4,296,000 shares of the Issuer's Common Stock issued to the Purchaser upon conversion of the Note, and (ii) the 500,000 shares of the Issuer's Common Stock issued to the Purchaser upon exchange of the Supplier Note.

                  On December 27, 1995, Jaguar Inc., a Delaware corporation ("Jaguar"), that theretofore had owned the two outstanding shares of capital stock of Brisco Investments Limited, an Isle of Man corporation ("Brisco"), which had theretofore owned 2,619,266 shares of Common Stock of the Issuer, pursuant to an Agreement to Release Pledged Collateral dated as of December 20, 1995 among Primary Holdings Limited, a Bermuda corporation ("PHL"), which had become the holder of a promissory note of Jaguar (the "Jaguar Note"), Jaguar and Richard A. Hansen, acting on behalf of himself and Thomas J. Anderson and William C. Lovely pursuant to a December 20, 1995 agreement among the Issuer, Jaguar, Richard A. Hansen, John D. Freitag, Thomas J. Anderson and William C. Lovely, sold 2,619,266 shares of Common Stock of the Issuer and two shares of Common Stock of Brisco in consideration of a prepayment of $750,000 in cash on the Jaguar Note. For further information, reference is made to the Agreement to Release Pledged Collateral and the December 20, 1995 agreement among the Issuer, Jaguar, Richard A. Hansen, John D. Freitag, William C. Lovely and Thomas J. Anderson, copies of which are filed as Exhibits H and I hereto.

                  The names of the purchasers of the 2,619,266 shares of the Issuer, the number of shares purchased by each and the amount paid by each is as follows:



         Name of Purchaser              Number of Shares Purchased                           Amount Paid
         -----------------              --------------------------                           -----------

David S. Allsopp                               200,000                                         $57,200
Frank J. Campbell III and                      150,000                                          42,900
  Richard A. Hansen, Trustees
  Under Trust U/W of
  Jane D. Campbell
Judith W. Campbell                             150,000                                          42,900
Richard A. Hansen                              653,266                                         186,834
Thomas J. Anderson                             866,000                                         247,676
William C. Lovely                              200,000                                          57,200
Peter S. Rawlings                              100,000                                          28,600
Sarah P. Rawlings                              100,000                                          28,600
Joseph T. Simon and                            100,000                                          28,600
  Linda D. Simon JTWROS
William M. Simon                               100,000                                          28,600


         Each of the purchasers paid cash, the source of which was his or her personal funds, with the exception of Thomas J. Anderson and

William C. Lovely. Mr. Anderson and Mr. Lovely each borrowed the full amount used to purchase the shares he purchased from Richard A. Hansen and delivered a promissory note to Mr. Hansen payable on demand after June 30, 1996 as well as a pledge agreement pledging the shares purchased by each as security for payment of his promissory note. The pledged shares are being held in custody by Frederick W. Dreher. For further information, reference is made to such promissory notes and pledge agreements, copies of which are filed as Exhibits J, K, L and M hereto.

         On December 29, 1995, the Purchaser sold 1,041,829 shares of Common Stock of the Issuer for $302,130 pursuant to a Stock Purchase Agreement dated as of December 21, 1995 between PMGI and Richard A. Hansen, a copy of which is filed as Exhibit N hereto. Mr. Hansen paid for the shares by delivery of an unsecured promissory note. The note, which is due on June 30, 1996, provides for the payment of interest on the unpaid principal at the prime rate. For further information, reference is made to the note, a copy of which is filed as Exhibit O hereto.

         Effective December 20, 1995, each of John D. Freitag and William
C. Lovely converted 100,000 shares of Series D Convertible Preferred Stock of the Issuer into 75,000 shares of Common Stock of the Issuer in accordance with the terms of such Series D Convertible Preferred Stock and as contemplated by the December 20, 1995 agreement among the Issuer, Jaguar, John D. Freitag, Thomas J. Anderson, William C. Lovely and Richard A. Hansen.

         Effective December 20, 1995, the Issuer granted John D. Freitag an option to purchase 100,000 shares of Common Stock of the Issuer at a price of $1.00 per share in consideration of his agreement to render consulting services to the Issuer. The option is exercisable from June 20, 1996 until December 31, 2001. See also Item 6 hereof.


Item 4.       Purpose of Transaction.


                  The Original Filing reported that the Note and Warrant acquired by the Purchaser pursuant to the Purchase Agreement and any shares that may in the future be issued pursuant to the conversion of such Note or the exercise of such Warrant have been and will be acquired solely for the purpose of investment and not with a view to acquiring control of the Issuer. One or more of the Reporting Persons may, however, from time to time determine to purchase additional shares of the Issuer's Common Stock on the open market, in negotiated transactions, or otherwise.

              No Reporting Person has any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as stated below.

              A. Disposition of Issuer's Securities, Recapitalization, Asset Sales. Pursuant to a letter agreement (the "Lock-Up Agreement") dated March 5, 1991, Thomas P. Tanis, Sr., Chairman and Chief Executive Officer of the Issuer, Thomas P. Tanis, Jr., an executive officer and director of the Issuer, Ronald W. Johnston, an executive officer of the Issuer, and First Philadelphia Corporation have agreed not to sell any shares of Common Stock of the Issuer which they own without the prior written consent of PMG, the parent corporation of the Purchaser. Pursuant to a letter agreement (the "Letter Agreement") dated March 5, 1991, the Issuer has agreed to (i) use its best efforts to obtain "lock-up agreements" similar to the Lock-Up Agreement referred to above from its remaining executive officers and directors, and (ii) effect a reverse split of its Common Stock at PMG's request and in such ratio as the Issuer and PMG shall agree in good faith. The Lock-Up Agreement was filed as Exhibit C to the Original Filing, and the Letter Agreement was filed as Exhibit D to the Original Filing, and both were thereby incorporated therein by reference in their entirety. The Purchaser and PMG may also consult with, and provide advice to, the Issuer with respect to possible asset dispositions.

              B. Directorship. In Section 4.1(b) of the Purchase Agree-ment, the Issuer agreed that the Purchaser shall have the right to designate two members of the Issuer's Board of Directors; and the Issuer agreed to establish a Compensation Committee of its Board of Directors, consisting of three members, of which one shall be a Board member designated by the Purchaser.

              C. Extraordinary Corporate Transactions; Dividends; Repurchases; Amendment of Certificate of Incorporation. In Section 4.2 of the Purchase Agreement, the Issuer agreed that, so long as the Purchaser continues to own 50% of the number of shares into which the Note is convertible, the Issuer will not, without the prior written consent of the Purchaser:

                  (i) (A) Merge or consolidate with or into, or permit any subsidiary to merge or consolidate with or into, any other corporation or other entity or entities; (B) reorganize, dissolve or liquidate, or adopt any plan of reorganization, dissolution or liquidation; (C) sell, assign or otherwise dispose of all or any substantial portion of its assets or (D) acquire all or any substantial portion of the voting stock or assets of another corporation or other entity or entities;

                  (ii) Declare or pay any dividend payable in cash or other property or make or authorize any other distribution, directly or indirectly, on any class of its capital stock;

                  (iii) Except as required or permitted by the Purchase
Agreement: (A) create, authorize or issue any additional shares of capital stock, or any rights to acquire any shares of capital stock or any other security or (B) repurchase any shares of its capital stock; or

                  (iv) Amend its Certificate of Incorporation or By-laws.

              D. Registration Rights. Pursuant to Section 6 of the Purchase Agreement, the Issuer is obligated under certain circumstances to file on behalf of the registered holders of the securities issued by the Issuer pursuant to the Purchase Agreement (which are defined in the Purchase Agreement as "Registration Stock") a registration statement under the Securities Act of 1933 (the "Securities Act") registering some or all of the Registration Stock with the Securities and Exchange Commission for sale in a public offering and to use its best efforts to register or qualify such Registration Stock for sale in such public offering under applicable state securities laws. Section 6 also affords certain "piggyback" registration rights to such registered holders to include such Registration Stock on a registration statement proposed to be filed by the Issuer under the Securities Act. The Purchaser or the other holders from time to time of the Registration Stock may exercise one or more of their registration rights in the future.

              Amendment No. 1 to the Original Filing reported that the Common Stock purchased by Richard A. Hansen and Mr. Hansen's wife was acquired by each of them for investment purposes.

              Amendment No. 2 to the Original Filing reported that the Purchaser has acquired beneficial ownership of the shares of Common Stock of the Issuer indicated in Item 5 below as beneficially owned by the Purchaser (including those shares issuable upon exercise of the Commitment Warrants) solely for the purpose of investment and not with a view to acquiring control of the Issuer. From time to time the Issuer consults with PMG, the parent corporation and sole shareholder of the Purchaser, on various matters involving the Issuer's company policy and direction.

              PMG, a registered broker/dealer, has begun to make a market in the Issuer's Common Stock.

              The shares of Common Stock indicated in Item 5 hereof as directly owned by Frank J. Campbell were acquired by Mr. Campbell for investment purposes.

         Amendment No. 3 to the Original Filing reported that:

              A.  Conversion of Note

              As reported in the Original Filing, as amended, in March 1991 the Issuer sold to the Purchaser the Note and the Warrant. On December 27, 1991, the Purchaser converted the Note pursuant to its terms into 4,296,000 shares of the Issuer's Common Stock.

              B.  Supplier Note Purchase and Exchange

              In September 1991, for a purchase price of approximately $1,940,978, the Purchaser purchased from a supplier of the Issuer a promissory note dated as of October 26, 1990 (the "Supplier Note") originally issued by the Issuer to the supplier in the original principal amount of $2,269,422.76. On December 23, 1991, pursuant to a Note Conversion Agreement dated as of December 23, 1991 between the Issuer and the Purchaser (the "Note Conversion Agreement"), a copy of which was filed as Exhibit G to Amendment No. 3, the Purchaser returned the Supplier Note to the Issuer for cancellation and received in exchange therefor 500,000 shares of the Issuer's Common Stock. The Note Conversion Agreement provides certain registration rights with respect to the Common Stock issued to the Purchaser in this transaction.

              C.  Private Placement

              PMG served as placement agent in connection with the private placement by the Issuer of 1,900,000 shares of Common Stock on or about December 19, 1991, pursuant to a Private Placement Memorandum dated November 27, 1991. Frank J. Campbell, a Reporting Person, purchased 21,000 shares of Common Stock in the private placement transaction for a purchase price of $4.00 per share.

              D.  Issuance of Designee Commitment Warrants

              As reported in the Original Filing, as amended, as additional consideration for certain advances made by the Purchaser to the Issuer under the terms of a loan agreement between the Purchaser and the Issuer, the Issuer issued the Commitment Warrants to the Purchaser. In addition to the Commitment Warrants, the Issuer issued warrants to purchase a total of 80,000 shares of Common Stock to designees of the Purchaser.

              The Purchaser, and each of the other persons listed in the chart in Item 5, has acquired beneficial ownership of the shares of Common Stock of the Issuer indicated in Item 5 as beneficially owned by such person for the purpose of investment.

              PMG, the parent corporation and sole shareholder of the Purchaser, continues to consult with the Issuer on various matters involving the Issuer's company policy and direction.

              PMG, a registered broker/dealer, continues to make a market in the Issuer's Common Stock.

         Each of the purchasers of the Common Stock of the Issuer in December 1995 made such purchase because he or she believes the purchase of the Common Stock of the Issuer represents an attractive long-term investment opportunity.

         As of the date of this Statement, and except as described in this Item and Item 6 hereof, none of the purchasers of the Common Stock of the Issuer in December 1995 has any plans or proposals which relate to or would result in:

                  (a) the acquisition or disposition by any person of additional securities of the Issuer, with the possible exception of the possible exercise of outstanding options or warrants to purchase Common Stock of the Issuer held by such persons;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described in Item 6 hereof;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.


                  (a) The aggregate number of shares of Common Stock of the Issuer and the percentage of the outstanding Common Stock of the Issuer beneficially owned as of the date of this Statement by each of the persons named in Item 3 hereof and with respect to any person who, together with any person named in Item 3 hereof, might be deemed to comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, is as follows:

                                                                                                        Percentage of
                                                           Number of Shares                             Outstanding
         Name                                             Beneficially Owned                            Common Stock
         ----                                             ------------------                            ------------

Jaguar Inc.                                                      66,932                                       1.1%
Brisco Investments Limited                                         -0-                                        -0-
John D. Freitag                                                 383,854                                       6.06
William C. Lovely                                               300,000                                       4.8
Thomas J. Anderson                                            1,016,000                                      16.0
Richard A. Hansen                                             1,721,263                                      27.7
Frank J. Campbell                                                 6,001                                       0.001
Pennsylvania Merchant Group Ltd                                 112,095                                       1.8
PMG Investors Inc.                                                 -0-                                        -0-
David S. Allsopp                                                200,000                                       3.2
Frank J. Campbell III and                                       150,000                                       2.4
  Richard A. Hansen Trustees
  of Trust U/W of Jane D. Campbell
Judith W. Campbell                                              150,000                                       2.4
Peter S. Rawlings                                               100,000                                       1.6
Sarah P. Rawlings                                               100,000                                       1.6
Joseph T. Simon and                                             100,000                                       1.6
  Linda D. Simon JTWROS
William M. Simon                                                100,000                                       1.6



                  (b) Each of the persons named in paragraph (a) of this Item 5 has the sole right to vote or to direct the vote, and the sole power to dispose, or to direct the disposition, of the shares of Common Stock of the Issuer owned by such person.

                  (c) None of the persons named in paragraph (a) of this Item 5 has effected any transactions in the Common Stock of the Issuer during the past 60 days, except as reported in this Statement and except for transactions by PMG, a registered broker-dealer, in its capacity as a market-maker in the Common Stock of the Issuer.

                  (d  Not applicable.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Pursuant to the December 20, 1995 agreement among the Issuer, Jaguar, John D. Freitag, Richard A. Hansen, Thomas J. Anderson and
William C. Lovely, the Issuer and Messrs. Freitag, Hansen, Anderson and Lovely have contracts, arrangements, understandings or relation-ships with respect to the Common Stock of the Issuer owned by such persons as follows:

         (a) the purchase by Richard A. Hansen and his designees of 2,619,266 shares of the Issuer's Common Stock for $750,000 in cash of which the right to purchase 866,000 shares would be assigned to Thomas J. Anderson and the right to purchase 200,000 shares would be assigned to William C. Lovely;

         (b) the delivery of notes by Thomas J. Anderson and William C. Lovely to evidence their obligation to repay to Richard A. Hansen the funds he loaned to them in respect of their purchase of the Issuer's shares which notes would be secured by a pledge of the Issuer's shares purchased;

         (c) an acknowledgement that Jaguar would continue to be the owner of 66,932 shares of the Issuer's Common Stock;

         (d) the filing of a registration statement by the Issuer not later than February 1, 1996 for the purpose of registering under the Securities Act of 1933, as amended, the shares of the Issuer's Common Stock purchased from Jaguar as well as shares of the Issuer's Common Stock acquired by Messrs. Lovely and Freitag upon conversion of their Series D Convertible Preferred Stock of the Issuer;

         (e) the conversion by John D. Freitag and William C. Lovely of all of their shares of the Issuer's Series D Convertible Preferred Stock and the Issuer's agreement to pay, not later than June 30, 1996, all of the accrued but unpaid dividends, on the Series D Convertible Preferred Stock from the date of issuance thereof through the date of conversion;

         (f) the holding of an annual meeting of the stockholders of the Issuer not later than July 1, 1996 for the purpose of electing directors of the Issuer of whom three shall be designated by Thomas J. Anderson, of whom three shall be designated by Richard A. Hansen and of whom one shall be a person mutually acceptable to the three Anderson designees and the three Hansen designees;

         (g) the grant to John D. Freitag, in consideration of his agreement to render consulting services to the Issuer after his retirement as the Issuer's Chairman of the Board on April 1, 1996, of an option to purchase 100,000 shares of the Issuer's Common Stock at a price of $1.00 per share and the filing of a registration statement for the purpose of registering such shares under the Securities Act of 1933, as amended, not later than December 31, 1996 and the agreement of the Issuer, to the extent that the value of such 100,000 shares of Common Stock is less than $350,000 on January 1, 1997, to pay to John D. Freitag the difference between such January 1, 1997 value and $350,000 in five equal annual installments commencing on June 30, 1997 and each succeeding June 30 until paid in full; and

         (h) the Issuer's agreement to use its best efforts to cause the release of John D. Freitag as guarantor of any loan or credit arrangements between the Issuer and NationsBank, including the termination of any pledges by Mr. Freitag securing such guarantee.



Item 7.           Materials to be filed as Exhibits.


         Exhibit A(1)           Copy of Purchase Agreement between World-Wide
                                Technology Inc. and PMG Investors, Ltd.

         Exhibit B(1)           Information about the Identity and Background
                                of Reporting Persons

         Exhibit C(1)           Letter Agreement between the World-Wide Tech-
                                nology Inc. and Pennsylvania Merchant Group Ltd

         Exhibit D(1)           Lock-Up Agreement

         Exhibit E(1)           Agreement Regarding Joint Filing

         Exhibit F(3)           Term Note Agreement dated as of March 5, 1991
                                between PMG Investors, Ltd. and Metallgesell-schaft Corp.

         Exhibit G(3)           Form of Note Conversion Agreement dated as of
                                December 23, 1991 between the Issuer and PMG
                                Investors, Ltd

         Exhibit H              Agreement to Release Pledged Collateral dated
                                as of December 20, 1995 among Jaguar Inc.,
                                Richard A. Hansen and Primary Holdings Limited

         Exhibit I Agreement dated as of December 20, 1995 among Jaguar Inc., Computone Corporation, John D. Freitag, Thomas J. Anderson, William C. Lovely and Richard A. Hansen

         Exhibit J              Promissory Note dated as of December 20, 1995
                                of Thomas J. Anderson payable to Richard A.
                                Hansen

         Exhibit K              Pledge Agreement dated as of December 20, 1995
                                of Thomas J. Anderson in favor of Richard A.
                                Hansen

         Exhibit L              Promissory Note dated as of December 20, 1995
                                of William C. Lovely payable to Richard A.
                                Hansen

         Exhibit M              Pledge Agreement dated as of December 20, 1995
                                of William C. Lovely in favor of Richard A.
                                Hansen

         Exhibit N              Stock Purchase Agreement dated as of December
                                21, 1995 between PMG Investors, Inc. and
                                Richard A. Hansen

         Exhibit O              Promissory Note dated as of December
                                21, 1995 of Richard A. Hansen payable to
                                PMG Investors, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Dated:  January 5, 1996         /s/ Richard A. Hansen
                                ---------------------
                                Richard A. Hansen



                                PENNSYLVANIA MERCHANT GROUP LTD

Dated:  January 5, 1996         By:/s/ Richard A. Hansen
                                   ------------------------
                                   Richard A. Hansen, President



                                PMG INVESTORS, INC.


Dated:  January 5, 1996         By:/s/ Richard A. Hansen
                                   ----------------------
                                   Richard A. Hansen, President




Dated:  January 5, 1996         /s/ Frank J. Campbell
                                ---------------------
                                Frank J. Campbell


                                         Exhibit Index
                                         -------------
                                                                             Page
Exhibit                                  Exhibit Name                       Number
-------                                  ------------                       ------

Exhibit A(1)               Copy of Purchase Agreement between World-
                           Wide Technology Inc. and PMG Investors,
                           Ltd.

Exhibit B(1)               Information about the Identity and
                           Background of Reporting Persons

Exhibit C(1)               Letter Agreement between World-Wide
                           Technology Inc. and Pennsylvania Merchant
                           Group Ltd

Exhibit D(1)               Lock-Up Agreement

Exhibit E(1)               Agreement Regarding Joint Filing.

Exhibit F(3)               Term Note Agreement dated as of March 5,
                           1991 between PMG Investors, Ltd. and
                           Metallgesellschaft Corp.

Exhibit G(3)               Form of Note Conversion Agreement dated
                           as of December 23, 1991 between the
                           Issuer and PMG Investors, Ltd

Exhibit H                  Agreement to Release Pledged Collateral            22
                           dated as of December 20, 1995 among
                           Jaguar Inc., Primary Holdings Limited
                           and Richard A. Hansen

Exhibit I                  Agreement dated as of December 20, 1995            40
                           among Jaguar Inc., Computone Corporation,
                           John D. Freitag, Thomas J. Anderson,
                           William C. Lovely and Richard A. Hansen

Exhibit J                  Promissory Note dated as of December 20,           47
                           1995 of Thomas J. Anderson payable to
                           Richard A. Hansen

Exhibit K                  Pledge Agreement dated as of December 20,          50
                           1995 of Thomas J. Anderson in favor of
                           Richard A. Hansen

Exhibit L                  Promissory Note dated as of December 20,           56
                           1995 of William C. Lovely payable to
                           Richard A. Hansen






Exhibit M                  Pledge Agreement dated as of December 20,          59
                           1995 of William C. Lovely in favor of
                           Richard A. Hansen

Exhibit N                  Stock Purchase Agreement dated as of               65
                           December 21, 1995 between PMG Investors,
                           Inc. and Richard A. Hansen

Exhibit O                  Promissory Note dated as of December 21,           68
                           1995 of Richard A. Hansen payable to PMG
                           Investors, Inc.



---------------

         (1) Filed as an exhibit to the Original Filing made prior to the Issuer's status as an electronic filer.

         (3) Filed as an exhibit to Amendment No. 3 to this Schedule 13D filing made prior to the Issuer's status as an electronic filer.